UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                U S Liquids Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    902974104
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                December 19, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)


                              (Page 1 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP No. 902974104                     13D                   Page 2 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            Wynnefield Partners Small Cap Value, L.P.
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-3688497

--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   [ ]
                                                              (b)   |X|

--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC (SEE ITEM 3)

--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                          [   ]

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

--------------------------------------------------------------------------------
            NUMBER OF                 7.       SOLE VOTING POWER
             SHARES                            390,000 shares (See Item 5)
                             ---------------------------------------------------
          BENEFICIALLY                8.       SHARED VOTING POWER
            OWNED BY                              -0- (See Item 5)
                             ---------------------------------------------------
         EACH REPORTING               9.       SOLE DISPOSITIVE POWER
             PERSON                            390,000 shares (See Item 5)
                             ---------------------------------------------------
              WITH                   10.       SHARED DISPOSITIVE POWER
                                               -0- (See Item 5)

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            390,000 shares (See Item 5)

--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                     [   ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.4% (See Item 5)

--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN


                              (Page 2 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP No. 902974104                     13D                   Page 3 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            Wynnefield Small Cap Value Offshore Fund, Ltd.
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: Not Applicable

--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   [ ]
                                                              (b)   |X|

--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC (SEE ITEM 3)

--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                              [   ]

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS

--------------------------------------------------------------------------------
            NUMBER OF                 7.       SOLE VOTING POWER
             SHARES                            419,500 shares (See Item 5)
                             ---------------------------------------------------
          BENEFICIALLY                8.       SHARED VOTING POWER
            OWNED BY                              -0- (See Item 5)
                             ---------------------------------------------------
         EACH REPORTING               9.       SOLE DISPOSITIVE POWER
             PERSON                            419,500 shares (See Item 5)
                             ---------------------------------------------------
              WITH                   10.       SHARED DISPOSITIVE POWER
                                               -0- (See Item 5)

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            419,500 shares (See Item 5)

--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                     [   ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.6% (See Item 5)

--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO


                              (Page 3 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP No. 902974104                     13D                   Page 4 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            Wynnefield Partners Small Cap Value, L.P. I
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-3953291

--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   [ ]
                                                              (b)   |X|

--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC (SEE ITEM 3)

--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                          [   ]

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

--------------------------------------------------------------------------------
            NUMBER OF                 7.       SOLE VOTING POWER
             SHARES                            390,500 shares (See Item 5)
                             ---------------------------------------------------
          BENEFICIALLY                8.       SHARED VOTING POWER
            OWNED BY                              -0- (See Item 5)
                             ---------------------------------------------------
         EACH REPORTING               9.       SOLE DISPOSITIVE POWER
             PERSON                            390,500 shares (See Item 5)
                             ---------------------------------------------------
              WITH                   10.       SHARED DISPOSITIVE POWER
                                               -0- (See Item 5)

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            390,500 shares (See Item 5)

--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                     [   ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.4% (See Item 5)

--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN


                              (Page 4 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP No. 902974104                     13D                   Page 5 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            Wynnefield Capital Management LLC
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-4018186

--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   [ ]
                                                              (b)   |X|

--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            AF (SEE ITEM 3)

--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                  [   ]

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            NEW YORK

--------------------------------------------------------------------------------
            NUMBER OF                 7.       SOLE VOTING POWER
             SHARES                            419,500 shares (See Item 5)
                             ---------------------------------------------------
          BENEFICIALLY                8.       SHARED VOTING POWER
            OWNED BY                              -0- (See Item 5)
                             ---------------------------------------------------
         EACH REPORTING               9.       SOLE DISPOSITIVE POWER
             PERSON                            419,500 shares (See Item 5)
                             ---------------------------------------------------
              WITH                   10.       SHARED DISPOSITIVE POWER
                                               -0- (See Item 5)

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            419,500 shares (See Item 5)

--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                     [   ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.6% (See Item 5)

--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            OO (Limited Liability Company


                              (Page 5 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP No. 902974104                     13D                   Page 6 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            Wynnefield Capital, Inc.
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: N/A

--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   [ ]
                                                              (b)   |X|

--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            AF (SEE ITEM 3)

--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                              [   ]

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS

--------------------------------------------------------------------------------
            NUMBER OF                 7.       SOLE VOTING POWER
             SHARES                            780,500 shares (See Item 5)
                             ---------------------------------------------------
          BENEFICIALLY                8.       SHARED VOTING POWER
            OWNED BY                           -0- (See Item 5)
                             ---------------------------------------------------
         EACH REPORTING               9.       SOLE DISPOSITIVE POWER
             PERSON                            780,500 shares (See Item 5)
                             ---------------------------------------------------
              WITH                   10.       SHARED DISPOSITIVE POWER
                                               -0- (See Item 5)

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            780,500 shares (See Item 5)

--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                     [   ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.8% (See Item 5)

--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO


                              (Page 6 of 12 Pages)

ITEM 1. SECURITY AND ISSUER.

         This Statement of Beneficial Ownership on Schedule 13D ("Schedule 13D") relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of U S Liquids Inc., (the "Issuer"). The principal executive offices of the Issuer are located at 411 N. Sam Houston Parkway East, Suite 400, Houston, Texas 77060-3545.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). This Schedule 13D is being filed by Wynnefiled Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI"), which are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders).

         WCM, a New York limited liability company, is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Mr. Obus and Joshua Landes are co-managing members of WCM and the principal executive officers of WCI, the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

         The business address of Mr. Obus, Mr. Landes and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

         (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Each of the Wynnefield Group entities made their most recent purchases of shares of Common Stock, separately from each other, for the consideration shown in the following table:

                                             Number of        Consideration
Name                 Date of Purchase          Shares              Paid
----                 ----------------        ---------        -------------

Partnership*         January 8, 2004           14,600              $438

Partnership-I*       January 8, 2004           15,100              $453

Fund**               January 8, 2004           10,900              $327

* WCM has an indirect beneficial ownership interest in these shares of Common Stock.

** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

         Such shares of Common Stock were paid for from the working capital of each entity in the Wynnefield Group who directly beneficially owns Common Stock. Each entity in the Wynnefield Group maintains a


                              (Page 7 of 12 Pages)
separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

ITEM 4. PURPOSES OF TRANSACTION.

         The members of the Wynnefield Group acquired the shares of Common Stock reported in Item 5 below for investment purposes. The Wynnefield Group intends to recommend to the Issuer's management, various strategies for maximizing shareholders' value. Additionally, in the event the Issuer becomes the subject of a bankruptcy proceeding, the Wynnefield Group, as equity holders of the Issuer, intends to take appropriate action to ensure that equity holders receive the highest available value for their common stock, including, without limitation, forming or participating as a member of an equity committee.

         The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

         Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

(a) - (c) As of January 8, 2004, the Wynnefield Group beneficially owned in the aggregate 1,200,000 shares of Common Stock, constituting approximately 7.4 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 16,233,149 shares outstanding on December 10, 2003, as set forth in the Issuer's most recent report on Form 10-Q for the period ended September 30, 2003 filed with the Commission on January 6, 2004). The following table sets forth certain information with respect to shares of Common Stock directly beneficially owned by the Wynnefield Group members listed:

                                                              APPROXIMATE
                                        NUMBER OF             PERCENTAGE OF
           NAME                         SHARES                OUTSTANDING SHARES
           ----                         ------                ------------------
           Partnership *                390,000               2.4%
           Partnership-I *              390,500               2.4%
           Fund **                      419,500               2.6%

         * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

         ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

         WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

         Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCM may be deemed to


                              (Page 8 of 12 Pages)
beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

         WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI, as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns. Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

         Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,200,000 shares of Common Stock, constituting approximately 7.4 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 16,233,149 shares outstanding on December 10, 2003, as set forth in the Issuer's most recent report on Form 10-Q for the period ended September 30, 2003, filed with the Commission on January 6, 2004).

         The filing of this Schedule 13D and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

         To the best knowledge of the Wynnefield Group, except as described in this Schedule 13D, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock affected during the past 60 days, by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred during the past 60 days.

         The members of the Wynnefield Group listed below have made open market purchases of shares of Common Stock during the past 60 days, as follows:


                              (Page 9 of 12 Pages)

                                                   Number of       Price Per
Name                  Date                         Shares          Shares
----                  ----                         ---------       ---------

Partnership           December 12, 2003            54,000          $0.04

Partnership           December 15, 2003            97,000          $0.10

Partnership           December 16, 2003            28,100          $0.09

Partnership           December 17, 2003            8,600           $0.08

Partnership           December 18, 2003            30,700          $0.07

Partnership           December 19, 2003            45,000          $0.06

Partnership           December 22, 2003            112,000         $0.06

Partnership           January 8, 2004              14,600          $0.03


Partnership - I       December 12, 2003            54,000          $0.04

Partnership - I       December 15, 2003            97,000          $0.10

Partnership - I       December 16, 2003            28,100          $0.09

Partnership - I       December 17, 2003            8,600           $0.08

Partnership - I       December 18, 2003            30,700          $0.07

Partnership - I       December 19, 2003            45,000          $0.06

Partnership - I       December 22, 2003            112,000         $0.06

Partnership - I       January 8, 2004              15,100          $0.03


Fund                  December 12, 2003            36,100          $0.04

Fund                  December 15, 2003            64,000          $0.10

Fund                  December 16, 2003            18,800          $0.09

Fund                  December 17, 2003            5,700           $0.08

Fund                  December 18, 2003            20,300          $0.07

Fund                  December 19, 2003            30,000          $0.06

Fund                  December 22, 2003            74,300          $0.06


                             (Page 10 of 12 Pages)

                                                   Number of       Price Per
Name                  Date                         Shares          Shares
----                  ----                         ---------       ---------

Fund                  January 8, 2004              10,900          $0.03


         (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of January 9, 2004 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated in this response to Item 6 in its entirety.

         Except for the agreement described above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement, dated as of January 9, 2004, among the Partnership, Partnership-I, Fund, WCM, and WCI.


                             (Page 11 of 12 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  January 9, 2004

                                WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                By: Wynnefield Capital Management, LLC,
                                        General Partner

                                By: /s/Nelson Obus
                                   ---------------------------------
                                    Nelson Obus, Co-Managing Member


                                WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                By: Wynnefield Capital Management, LLC,
                                        General Partner

                                By: /s/Nelson Obus
                                   ---------------------------------
                                    Nelson Obus, Co-Managing Member


                                WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                By: Wynnefield Capital, Inc.

                                By: /s/Nelson Obus
                                   ---------------------------------
                                    Nelson Obus, President


                                WYNNEFIELD CAPITAL MANAGEMENT, LLC

                                By: /s/Nelson Obus
                                   ---------------------------------
                                    Nelson Obus, Co-Managing Member


                                WYNNEFIELD CAPITAL, INC.

                                By: /s/Nelson Obus
                                   ---------------------------------
                                    Nelson Obus, President


                             (Page 12 of 12 Pages)